UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________
Form 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File No. 1-32876
________________
A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Wyndham Worldwide Corporation
Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wyndham Destinations, Inc.
6277 Sea Harbor Drive
Orlando, Florida 32821

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2017	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017	11

SIGNATURE	12

EXHIBIT:
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries
of the Wyndham Worldwide Corporation Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Wyndham Worldwide Corporation Employee Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EISNERAMPER LLP

We have served as the Plan’s auditor since 2012.

EISNERAMPER LLP
Iselin, New Jersey
June 26, 2018

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2017	2016
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$12,817	$16,381
Mutual funds	440,667,255	370,915,645
Common collective trusts	328,601,815	275,568,684
Common stock	63,983,929	45,030,557
Money market	9,385,116	10,149,133
Total investments	842,650,932	701,680,400

RECEIVABLES:
Employer contribution receivable	1,012,612	1,059,244
Employee contribution receivable	1,346,886	1,456,676
Notes receivable from participants	24,671,007	21,153,168
Total receivables	27,030,505	23,669,088

NET ASSETS AVAILABLE FOR BENEFITS	$869,681,437	$725,349,488

The accompanying notes are an integral part of these financial statements.

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

2017
ADDITIONS:
Contributions:
Employee contributions	$53,670,784
Employer contributions	35,366,236
Total contributions	89,037,020

Net investment income:
Net appreciation in fair value of investments	120,757,186
Dividends	20,587,512
Interest	4,766
Net investment income	141,349,464

Interest income on notes receivable from participants	970,991

DEDUCTIONS:
Benefits paid to participants	86,870,355
NET INCREASE IN NET ASSETS	144,487,120

TRANSFERS OUT OF THE PLAN	155,171

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	725,349,488
End of year	$869,681,437

The accompanying notes are an integral part of these financial statements.

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Wyndham Worldwide Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was formed on August 1, 2006 in connection with Wyndham Worldwide Corporation’s (the “Company” or “Wyndham Worldwide”) separation from Cendant Corporation.

Bank of America, N.A. (the “Trustee”) is the Plan’s trustee. The Employee Benefits Committee of the Company (the “Plan Administrator”) controls and manages the operation and administration of the Plan. Under the terms of a trust agreement between the Trustee and the Company, contributions to the Plan are deposited with the Trustee and maintained in a trust on behalf of the Plan. The Plan Administrator has granted discretionary authority to one or more investment managers appointed by the Plan Administrator.

The following is a summary of certain Plan provisions:

Eligibility—Each regular U.S. employee of the Company is eligible to participate in the Plan and receive employer matching contributions following the later of one year of employment and the attainment of age eighteen, excluding employees as defined in the Plan document of Wyndham Hotel Management, Inc., Wyndham Vacation Rentals North America, LLC and employees working at the Wyndham Rio Mar location in Puerto Rico. Additionally, each part-time U.S. employee (as defined in the Plan document) of the Company is eligible to participate in the Plan and receive employer matching contributions following one year of eligible service (as defined in the Plan document) and the attainment of age eighteen.

Contributions—In January 2017, the amount that participants may contribute each year was increased from up to 20%, to up to 50% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company makes a matching contribution in the amount of 100% of the first 6% of compensation (as defined in the Plan document) that a participant contributes to the Plan on a payroll period basis. Participants who have attained age 50 before the end of the taxable year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances (as defined in the Plan document). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, common collective trusts, a money market fund and Wyndham Worldwide common stock as investment options for participants. Contributions are limited to a maximum of 25% into Wyndham Worldwide common stock.

Vesting—Participants are immediately 100% vested in their contributions, employer contributions plus actual earnings thereon.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less (provided the vested balance is at least $2,000). The initial principal amount of the loan may not be less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits—On termination of service, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in their account.

The Plan offers participants that have investments in Wyndham Worldwide common stock, the option of having dividends on such stock distributed to the participant in either cash or deposited into the participant’s account. Any dividends received in cash by participants will be subject to income taxes in the year of receipt. In 2017, the Company’s Board of Directors declared quarterly dividends of $0.58 per share ($2.32 in aggregate). Dividends related to Wyndham Worldwide common stock that were paid to the Plan were $1,266,737 of which $24,465 was distributed to participants in cash.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan contains investments in mutual funds, common collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the Plan’s investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements.

Administrative Expenses—Pursuant to the plan document, administrative expenses may be paid by either the Company, the Plan or both.

Payment of Benefits—Benefit payments to participants are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $413,482 and $128,585 at December 31, 2017 and 2016, respectively.

Valuation of Investments and Income Recognition—The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange, such as common stock, are valued at the last reported sales price on the last business day of the Plan year. Mutual funds and the money market fund are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common collective trusts are valued at the net asset value of the shares held by the Plan at year-end as a practical expedient, which is based on the fair value of the underlying assets.

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. Such 12b-1 fees were ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These annual fees are used to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

The Wells Fargo Stable Return Fund (the “SRF”) is a common collective trust fund that invests primarily in both security-backed contracts (“SBCs”), also known as synthetic guaranteed investment contracts and guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions. The SRF contains several redemption restrictions including the right to require a 12-month notice for withdrawal of assets from the SRF initiated by the Company. Withdrawals initiated by participants of the Plan will be honored when received.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation/(depreciation) in fair value of investments, which includes unrealized gains and losses on investments, realized gains and losses on investments sold and management and operating expenses associated with the Plan’s investments in mutual funds and collective trusts during the year ended December 31, 2017.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

3.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 11, 2013, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Company obtained a new letter dated May 3, 2018, informing the Company that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC; therefore, there was no provision for income taxes as of the financial statement date.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.	FAIR VALUE

The guidance for fair value measurement requires additional disclosures about the Plan’s assets and liabilities that are measured at fair value. The following tables present information about the Plan’s financial assets that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such fair values. Financial assets carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value driver is observable.

Level 3: Unobservable inputs used when little or no market data is available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement falls has been determined based on the lowest level input (closest to Level 3) that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset.

The following tables present the Plan’s fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2017 and 2016:

		Quoted Prices in
		Active Markets for
	As of	Identical Assets
	December 31, 2017	(Level 1)

Common stock (a)	$63,983,929	$63,983,929
Mutual funds	440,667,255	440,667,255
Common collective trusts (b)	328,601,815	—
Money market (c)	9,385,116	9,385,116
Total	$842,638,115	$514,036,300

		Quoted Prices in
		Active Markets for
	As of	Identical Assets
	December 31, 2016	(Level 1)

Common stock (a)	$45,030,557	$45,030,557
Mutual funds	370,915,645	370,915,645
Common collective trusts (b)	275,568,684	—
Money market (c)	10,149,133	10,149,133
Total	$701,664,019	$426,095,335

(a)	Represents Wyndham Worldwide Corporation common stock, an exempt party-in-interest.

(b)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

(c)	Primarily represents an investment in BlackRock FedFund.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments includes shares of mutual funds that are managed by the Trustee. The Trustee is the custodian of these investments as defined by the Plan, and, therefore, these transactions qualify as exempt party-in-interest transactions.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Plan held approximately 552,000 and 590,000 shares of common stock of Wyndham Worldwide as of December 31, 2017 and 2016, respectively, with a cost basis of approximately $45.0 million and $43.3 million, respectively, and a fair value of approximately $64.0 million and $45.0 million, respectively.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.	NET ASSET VALUE PER SHARE

In accordance with the guidance for fair value measurements in certain entities that calculate Net Asset Value (“NAV”) per share (or its equivalents), the Plan discloses the fair value, redemption frequency and redemption notice period at the participant level for those assets whose fair value is estimated using the NAV per share.
The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2017:

				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value*	Commitment	Frequency	Restrictions	Period
Harding Loevner Emerging
Markets Fund (a)	$28,657,784	$—	Daily	None	1 day
Northern Trust Collective
Aggregate Bond Index Fund (b)	2,551,404	—	Daily	None	N/A
Northern Trust Collective
All Country World Index Fund (c)	23,754,284	—	Daily	None	N/A
Northern Trust Collective
Extended Market Fund (d)	68,210,222	—	Daily	None	N/A
Oppenheimer OFITC
International Growth Fund II (e)	19,158,035	—	Daily	None	1 day
SSgA S&P 500
Index Fund (f)	126,087,957	—	Daily	None	1 day
Wells Fargo Stable
Return Fund (g)	60,182,129	—	Daily	None	N/A
	$328,601,815	$—

*	The fair values of the investments have been estimated using the NAV of the investment.

(a)	Investment seeks superior long-term returns from a portfolio of well managed, financially strong companies in growing businesses that have clear competitive advantage.

(b)	Investment seeks to produce results that approximate the overall performance of the Barclay’s U.S. Capital Aggregate Bond Index.

(c)	Investment seeks to produce results that approximate the risk and return characterized by the Morgan Stanley Capital International and All Country World Index.

(d)	Investment seeks to produce results that approximate the overall performance of the Dow Jones U.S. Completion Total Stock Market Index.

(e)	Investment seeks to provide a vehicle for the collective investment of funds held by qualified trusts which seek long-term growth from foreign equity securities.

(f)	Investment seeks to invest in a portfolio of assets whose performance is expected to replicate as closely as possible, before expenses, the performance of the Standard & Poor’s 500 Index.

(g)	Investment seeks to provide a higher rate of return than shorter maturity investments, without the volatility.

The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2016:

				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value*	Commitment	Frequency	Restrictions	Period
Harding Loevner Emerging
Markets Fund (a)	$22,954,609	$—	Daily	None	1 day
Northern Trust Collective
Aggregate Bond Index Fund (b)	2,215,023	—	Daily	None	N/A
Northern Trust Collective
All Country World Index Fund (c)	16,752,466	—	Daily	None	N/A
Northern Trust Collective
Extended Market Fund (d)	53,626,670	—	Daily	None	N/A
Oppenheimer OFITC
International Growth Fund II (e)	16,704,297	—	Daily	None	1 day
SSgA S&P 500
Index Fund (f)	100,621,237	—	Daily	None	1 day
Wells Fargo Stable
Return Fund (g)	62,694,382	—	Daily	None	N/A
	$275,568,684	$—

*	The fair values of the investments have been estimated using the NAV of the investment.

(a)	Investment seeks superior long-term returns from a portfolio of well managed, financially strong companies in growing businesses that have clear competitive advantage.

(b)	Investment seeks to produce results that approximate the overall performance of the Barclay’s U.S. Capital Aggregate Bond Index.

(c)	Investment seeks to produce results that approximate the risk and return characterized by the Morgan Stanley Capital International and All Country World Index.

(d)	Investment seeks to produce results that approximate the overall performance of the Dow Jones U.S. Completion Total Stock Market Index.

(e)	Investment seeks to provide a vehicle for the collective investment of funds held by qualified trusts which seek long-term growth from foreign equity securities.

(f)	Investment seeks to invest in a portfolio of assets whose performance is expected to replicate as closely as possible, before expenses, the performance of the Standard & Poor’s 500 Index.

(g)	Investment seeks to provide a higher rate of return than shorter maturity investments, without the volatility.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500 at December 31:

	2017	2016
Net assets available for benefits per the financial statements	$869,681,437	$725,349,488
Less: Amounts allocated to withdrawing participants	(413,482)	(128,585)
Net assets available for benefits per Form 5500	$869,267,955	$725,220,903

The following is a reconciliation of the increase in net assets per the financial statements to Form 5500 at December 31:

2017
Net increase in net assets per the financial statements	$144,487,120
Less: 2017 amounts allocated to withdrawing participants	(413,482)
Add: 2016 amounts allocated to withdrawing participants	128,585
Net income per Form 5500	$144,202,223

9.	SUBSEQUENT EVENT

On May 31, 2018, Wyndham Worldwide completed the previously announced separation of its hotel group into a separate publicly-traded company (the “Separation”). The Company completed the Separation by distributing 100% of the common stock of its wholly-owned subsidiary, Wyndham Hotels & Resorts, Inc. (“Wyndham Hotels”), to the shareholders of Wyndham Worldwide. For each share of Wyndham Worldwide common stock owned as of May 18, 2018, the record date, shareholders received one share of Wyndham Hotels common stock. The common stock of Wyndham Hotels, now a separate public company, trades on the New York Stock Exchange (“NYSE”) under the ticker symbol “WH”. In conjunction with the Separation, Wyndham Worldwide changed its name to Wyndham Destinations, Inc. (“Wyndham Destinations”). The common stock of Wyndham Destinations now trades on the NYSE under the ticker symbol “WYND”. Following the Separation, Wyndham Destinations does not beneficially own any shares of Wyndham Hotels. As a result of the Separation, employees of Wyndham Hotels ceased to participate in the Plan and commenced participation in the Wyndham Hotel Group Employee Savings Plan. Accordingly, on June 1, 2018, net assets of approximately $153.5 million (representing account balances of Wyndham Hotels employees) were transferred to the Wyndham Hotel Group Employee Savings Plan.

*****

Wyndham Worldwide Corporation Employee Savings Plan

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2017

	(b)	(c)		(e)
	Identity of Issue, Borrower	Description of	(d)	Current
(a)	Current Lessor or Similar Party	Investment	Cost**	Value
	DWS RREEF Real Estate Securities Fund	Mutual fund		$23,502,652
	Federated Total Return	Mutual fund		68,543,612
	Fidelity Advisor Freedom Inc I	Mutual fund		226,676
	Fidelity Advisor Freedom 2010I	Mutual fund		1,508,959
	Fidelity Advisor Freedom 2020I	Mutual fund		5,748,840
	Fidelity Advisor Freedom 2030I	Mutual fund		17,893,365
	Fidelity Advisor Freedom 2040I	Mutual fund		15,326,553
	Fidelity Advisor Freedom 2015I	Mutual fund		2,371,486
	Fidelity Advisor Freedom 2025I	Mutual fund		14,074,339
	Fidelity Advisor Freedom 2035I	Mutual fund		18,186,970
	Fidelity Advisor Freedom 2045I	Mutual fund		13,868,244
	Fidelity Advisor Freedom 2050I	Mutual fund		11,337,917
	Fidelity Advisor Freedom 2055 Fund (A)	Mutual fund		10,612,110
	Fidelity Advisor Freedom 2060 Fund (A)	Mutual fund		899,511
	Franklin Small Cap Growth R6	Mutual fund		15,336,838
	Harbor International FD RTMT	Mutual fund		31,368,246
	Harbor Small Cap Value RTMT	Mutual fund		44,534,293
	Lord Abbett Bond Debenture R6	Mutual fund		14,350,101
	MFS Value Fund R6	Mutual fund		25,779,271
	The Oakmark Equity & Income Fund	Mutual fund		20,561,156
	Prudential Jennison Growth Z	Mutual fund		78,887,506
	Vanguard Inflation Fund	Mutual fund		5,748,610
	Harding Loevner Emerging Markets Fund	Common collective trust		28,657,784
	Northern Trust Collective Aggregate Bond Index Fund	Common collective trust		2,551,404
	Northern Trust Collective All Country World Index Fund	Common collective trust		23,754,284
	Northern Trust Collective Extended Market Fund	Common collective trust		68,210,222
	Oppenheimer OFITC International Growth Fund III	Common collective trust		19,158,035
	SSgA S&P 500 Index Fund	Common collective trust		126,087,957
	Wells Fargo Stable Return Fund	Common collective trust		60,182,129
*	Wyndham Worldwide Corporation	Common stock		63,983,929
*	Various participants	Loans to participants***		24,671,007
	BIF Money Fund	Money market		413,090
	BlackRock FedFund	Money market		8,972,026
	Cash and cash equivalents			12,817
	Total			$867,321,939

* Party-in-interest
** Cost information is not required for participant-directed investments.
*** Maturity dates range from 1/02/18 to 12/26/29. Interest rates range from 4.25% to 9.5%.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Wyndham Worldwide Corporation Employee Savings Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wyndham Worldwide Corporation Employee Savings Plan

By: /s/ Kimberly M. Marshall
Kimberly M. Marshall
Executive Vice President,
Chief Human Resources Officer
Wyndham Destinations, Inc.

Date: June 26, 2018